Exhibit 99.2

SAP Aktiengesellschaft
Walldorf

Announcement of Changes in the Supervisory Board of
SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung

The Executive Board of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, Walldorf, Germany, hereby announces according to Section 106 of the German Stock Corporation Act (“Aktiengesetz”) as follows:

The composition of the Supervisory Board of SAP Aktiengesellschaft has changed.

The following new members have joined the Supervisory Board:

Name	Occupation	Place of Residence

Ms. Christiane Kuntz-Mayr	Business Administration Graduate	Limburgerhof, Germany
Mr. Lars Lamade	Economical Informatics Graduate	Walldorf, Germany
Mr. Pekka Ala-Pietilä	President of Nokia Corporation, Espoo/Finland	Helsinki/Finland
Prof. Dr. Dr. h. c. August-Wilhelm Scheer	Director of the Institute for Economic Informatics at Saarland University	Saarbrücken-Dudweiler, Germany
Mr. Stefan Schulz	Economy Graduate / Business Administration Graduate	Neu-Isenburg, Germany

The following member resigned from the Supervisory Board:

Name	Occupation	Place of Residence

Mr. Alfred Simon	Employee, Documentation Shipping Associate	Malsch, Germany

Walldorf, May of 2002

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung
The Executive Board